Exhibit 99.1

Spectral Capital Corporation

Whistleblower Policy

Effective Date: January 1, 2026

1. Purpose

This Whistleblower Policy (the “Policy”) is intended to align with and support the Company’s Code of Ethics and Business Conduct, Insider Trading Policy, and Related Party Transaction Policy. It encourages the reporting of concerns regarding suspected or actual misconduct, violations of law, or violations of Company policies, and ensures that reports are handled responsibly, confidentially, and without retaliation, in compliance with applicable U.S. laws, including the Sarbanes-Oxley Act of 2002.

2. Scope and Covered Persons

This Policy applies to all directors, officers, employees, consultants, contractors, service providers, and any other individuals acting on behalf of the Company (“Covered Persons”). Reports may also be made by third parties with a business relationship to the Company.

3. Reportable Concerns

Concerns that should be reported include, but are not limited to: violations of the Code of Ethics and Business Conduct; accounting or auditing irregularities; insider trading or misuse of material nonpublic information; undisclosed or improperly approved related-party transactions; fraud; bribery or corruption; retaliation against whistleblowers; and violations of securities or other applicable laws.

4. Reporting Channels

Reports may be made in good faith through any of the following channels:

-	Audit Committee Chair: [Gottfried Werner / Gottfried.Werner@spectralcapital.com]

-	Chief Financial Officer: [Daniel Gilcher/ Daniel.Gilcher@spectralcapital.com]

-	General Counsel: [Jonathan Dariyanani / Jonathan.Dariyanani@spectralcapital.com]

-	Mail: Spectral Capital Corporation 701 Fifth Ave, Suite 4200 Seattle WA 98104

Reports may be made anonymously to the extent permitted by law.

5. Confidentiality and Non-Retaliation

The Company will make reasonable efforts to maintain the confidentiality of reports. Retaliation against any individual who reports a concern in good faith or participates in an investigation is strictly prohibited and will result in disciplinary action.

6. Investigation and Oversight

All reports will be reviewed under the oversight of the Audit Committee, consistent with the procedures set forth in the Company’s Code of Ethics, Insider Trading Policy, and Related Party Transaction Policy. Investigations will be conducted impartially, and corrective action will be taken where appropriate.

7. Interaction with Government Authorities

Nothing in this Policy restricts any individual from reporting possible violations of law to governmental or regulatory authorities, including the SEC, or from participating in investigations or receiving whistleblower awards.

8. Policy Administration and Amendments

The Audit Committee has primary responsibility for administering this Policy. The Board of Directors may amend this Policy at any time.

Acknowledgment

I acknowledge that I have received and understand this Whistleblower Policy and agree to comply with it.

Name: ___________________________
Signature: _______________________
Date: ___________________________